Exhibit 99.1
VanceInfo Announces Agreement to Sell ADSs in Follow-on Offering
BEIJING, November 23, 2010 —VanceInfo Technologies Inc. (“VanceInfo” or the “Company”) (NYSE: VIT), an IT service provider and one of the leading offshore software development companies in China, announced today that it has agreed to sell to Citi Global Markets Inc. (“Citi”) and Citi has agreed to purchase 2,200,000 American Depositary Shares (“ADSs”), each representing one ordinary share of the Company, pursuant to a previously announced underwritten public offering. VanceInfo has granted Citi a 30-day over-allotment option to purchase up to an additional 330,000 ADSs on the same terms and conditions. The ADSs are being offered in a variable price offering. Citi’s indicative offering price for the ADSs is $36.18 per ADS, although actual sales prices may differ from this indicative price. Completion of the sale is subject to customary closing conditions, and the sale is expected to close on November 29, 2010.
VanceInfo is conducting the offering pursuant to a registration statement on Form F-3 filed with the Securities and Exchange Commission on November 16, 2010. The offering is being made solely by means of a prospectus supplement and accompanying prospectus. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Company’s registration statement on Form F-3 and preliminary prospectus supplement are available from the SEC website at: http://www.sec.gov. When available, copies of the prospectus supplement and the accompanying prospectus may be obtained from Citi, Brooklyn Army Terminal, 140 58th Street, Brooklyn, NY 11220, (877-858-5407).
About VanceInfo
VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo was the first China software development outsourcer listed on the New York Stock Exchange.
VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, globalization & localization and other solutions and services. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and Greater China in high-growth industries such as technology, telecommunications, financial services, travel services, manufacturing, retail and distribution.

For further information, contact:
Melissa Ning
Associate Vice President, Investor Relations
VanceInfo Technologies Inc.
Tel: +86-10-8282-5330
E-mail: ir@vanceinfo.com